THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.   Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

March 5, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 4561
Attn:  Linda van Doorn

Re:           China Agro Sciences Corp.
 Forms 10-K and 10-K/A for the period ended September 30, 2006
 Filed January 16, 2007 and January 24, 2007
 File No.  0-49687

Dear Ms. van Doorn:

We herein provide the following responses to your comment letter dated January 24, 2008, regarding the above-listed forms for China Agro Sciences Corp. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Part I

Explanatory Note

1.	We have reviewed the changes made in your amendment #2 to Form 10-K. Please revise to remove reference to SEC comments.

In order to make the corrections required by these comments the Company will be filing a third amended Form 10-K/A for the year ended September 30, 2006 (the “Amended Filing”).

The Explanatory Note contained in the Company’s latest Form 10-K/A states as follows:

“China Agro Sciences, Inc. has restated its Annual Report on Form 10-K.  This Annual Report is for the year ended September 30, 2006, and was originally filed with the Commission on Form 10-K on January 16, 2007, and as a First Amended Annual Report on Form 10-K/A on January 24, 2007.  The purpose of this amended Annual Report is to make corrections to the Annual Report based on comments received by the Commission. There are changes made throughout this documents, but primarily to the Items entitled Description of Business, Risk Factors, Management’s Discussion and Analysis and the Financial Statements.”

The Explanatory Note in the Amended Filing will state the following:

“China Agro Sciences, Inc. has restated its Annual Report on Form 10-K.  This Annual Report is for the year ended September 30, 2006, and was originally filed with the Commission on Form 10-K on January 16, 2007, and as a First Amended Annual Report on Form 10-K/A on January 24, 2007.  The purpose of this amended Annual Report is to make corrections to the Annual Report, primarily to the Items entitled Description of Business, Risk Factors, Management’s Discussion and Analysis and the Financial Statements.”

Financial Statements -- General

2.	Please revise to identify the appropriate columns in your financial statements as restated.

In the Amended Filing the Company will identify the appropriate columns as “restated,” as set forth in the attached restated financial statements.

3.
Given the fact that you have restated your financial statements, please file the required Form 8-K pursuant to Item 4.02.  The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, and a statement whether your audit committee or its alternative has discussed this matter with your independent accountants.

The Company will file the required Form 8-K.

Statement of Changes in Stockholders’ Equity

4.	We note that in your amendment, you have omitted information pertaining to the year ended September 30, 2005. In your next amendment, please include the missing period.

In the Amended Filing the Company will include the statement of changes in stockholders’ equity for the year ended September 30, 2005, as set forth in the attached restated financial statements.

Note 4. Long-Term Debt

5.
Please expand your disclosure to include all pertinent information related to this obligation, including, but not limited to, when the agreement was entered into, the maturity date, and the future minimum payments for the next five years and thereafter.

In the Amended Filing the Company will include the pertinent information related to the long-term debt obligation, including, but not limited to, when the agreement was entered into, the maturity date, and the future minimum payments for the next five years and thereafter.  The following will be included in Note 4 to the Company’s restated financial statements:

“The Company entered into a loan agreement in July 2005.  This obligation bears interest at 0.3% over the prime rate in effect in the PRC and is payable interest only through July 2009, followed by annual principal installments of approximately 233,000 RMB ($29,000) commencing in August 2010, plus interest.

Future principal loan payments are as follows:

Year ended September 30th (using current year exchange rates)
2010	$ 29,397
2011	29,397
Thereafter	264,573

6.	Also, clarify whether the annual installments of 233,000 RMB represent principal and interest or principal only with interest being in addition to this amount.

See response to Comment #5, above.

Note 12. Restatement of Previously Issued Financial Statements

7.	Please revise to remove reference to SEC comments.

The Company will remove the reference in the Amended Filing, as set forth in the attached restated financial statements.

8.	Please review to clarify that the grant was originally accounted for as income and is now accounted for as a reduction of previously acquired fixed assets.

Note 12 to the restated financial statements to be included with the Amended Filing will state the following regarding the government grant:

“The restated financial statements reflect:

1.           The reclassification as a reduction of fixed assets of $349,888 of a government grant that was originally accounted for as income and the related reduction in depreciation expense of $34,989.

2.           After further review of the related documents, it was determined that $323,363 of the government grant that was originally accounted for as income was due to be repaid and, accordingly, was reclassified to long-term debt (see Note 4).”

The Amended Filing will also contain an adjustment footnote to the government grant as indicated in the Statements of Operations contained in Note 12 to the attached financial statements.

9.
Please explain to us why you have changed the accrual for equipment leased from a related party from the amount previously recorded.  Also, expand your disclosure in each of the footnotes that relate to this.

Note 12 to the restated financial statements to be included with the Amended Filing will state the following regarding the accrual for equipment lease:

“The restated financial statements reflect:

3.           The determination by the Company that it had been charged for an entire year of equipment rental from an affiliate, whereas it only had use of the equipment for four months.”

The Amended Filing will also contain an adjustment footnote to the cost of sales as indicated in the Statements of Operations contained in Note 12 to the attached financial statements.

10.	Please explain to us why a portion of the government grant has been reclassified as long-term debt.

See response to Comment #8, above.

11.	Please revise to present a single adjustment to general and administrative expense in the amount of $101,249 and describe the two adjustments in a single corresponding footnote.

The Amended Filing will contain an adjustment footnote to the general and administrative expense in the Statements of Operations contained in Note 12 to the attached financial statements.  The adjustment footnote states as follows:

“Reclassification of the accumulated depreciation related to government grant of $34,493 and segregate interest expense from general and administrative expense of $66,756.”

12.	Please clarify to us how each of the amounts related to the change in accounting for the government grant relate to one another. We note that $314,900 and $323,363 do not add up to $655,739.

The amounts related to the chang in accounting for the government grant relate to each other as follows:

The net reduction in the amount classified as "government grant" is as follows:

Reduction in property and equipment	$349,888

Amount reclassifed as long term debt	$323,363

Foreign currency conversion	$(17,512)

$655,739
Note:
The amount referred to by the SEC of $314,900 consists of the following:

Reduction in property and equipment	$349,888

Adjustment to depreciation	$(34,988)

$314,900

13.	Please explain to us why the adjustment of an equipment lease accrual would result in an additional cash outflow from financing activities.

The accrual of equipment leasing was included cash flow, financing acitivities in the previously filed financial statement since it was from a related party.  Therefore related adjustment need to be made on the restated financial statements.

Item 9A – Controls and Procedures

14.
As disclosed in Note 12, you have restated previously issued financial statements.  As a result, please revise your disclosures to describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers’ conclusions.

After a review of the Company’s controls and procedures by the Company’s management based on the fact the Company has had to restate its financial statement, the Company’s management has determined that its controls and procedures were not effective.  As a result the Company is including the following language under Item 9A of the Amended Filing:

“We conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of September 30, 2006, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2006, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with generally accepted accounting principles.  Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 5) or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management has identified the following three material weaknesses which have caused management to conclude that, as of September 30, 2006, our disclosure controls and procedures were not effective at the reasonable assurance level:

1.           We do not have written documentation of our internal control policies and procedures.  Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act.  Management evaluated the impact of our failure to have written documentation of our internal controls and procedures on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

2.           We do not have sufficient segregation of duties within accounting functions, which is a basic internal control.  Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals.  Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

3.           We had a number of audit adjustments last fiscal year.  Audit adjustments are the result of a failure of the internal controls to prevent or detect misstatements of accounting information.  The failure could be due to inadequate design of the internal controls or to a misapplication or override of controls.  Management evaluated the impact of our audit adjustments last year and has concluded that the control deficiency that resulted represented a material weakness.

To address these material weaknesses, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Remediation of Material Weaknesses

To remediate the material weaknesses in our disclosure controls and procedures identified above, we have continued to refine our internal procedures to begin to implement segregation of duties and to reduce the number of audit adjustments.

Changes in Internal Control over Financial Reporting

Except as noted above, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

IRVINE OFFICE: SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE 406 W. SOUTH JORDAN PARKWAY
IRVINE SUITE 160
CALIFORNIA • 92618 SOUTH JORDAN
 UTAH • 84095
(949) 635-1240 • FAX  (949) 635-1244www.thelebrechtgroup.com(801) 983-4948 • FAX  (801) 983-4958

C

Paritz & Company, P.A.

CHINA AGRO SCIENCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS
WITH
 REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

Paritz & Company, P.A.	15 Warren Street, Suite 25 Hackensack, New Jersey 07601 (201)342-7753 Fax: (201) 342-7598 E-Mail: paritz @paritz.com
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
China Agro Sciences Corp.

We have audited the accompanying consolidated balance sheet of China Agro Sciences Corp. as of September 30, 2006 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2006 and 2005.  Our audits also included the financial statement schedule I. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Agro Sciences Corp. as of September 30, 2006, and the results of its operations and its cash flows for the years ended September 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Paritz & Company, P.A.

Hackensack, New Jersey
October 30, 2006, except for Note 12 which
is dated December 5, 2007

CHINA AGRO SCIENCES CORP.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2006
(U.S. $)

Restated
ASSETS

CURRENT ASSETS:
Cash	$103,817
Accounts receivable	2,013,529
Inventories	399,636
Other current assets	20,943
TOTAL CURRENT ASSETS	2,537,925

Property and equipment, net of accumulated depreciation (Notes 2 and 9)	5,305,803

TOTAL ASSETS	$7,843,728

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,815,719
Due to affiliated company	344,136
TOTAL CURRENT LIABILITIES	2,159,855

LONG-TERM DEBT	323,363

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value
100,000,000 shares authorized
20,000,000 shares issued and outstanding	20,000
Additional paid in capital	3,738,900
Retained earnings	1,372,662
Accumulated other comprehensive income	228,948
TOTAL STOCKHOLDERS’ EQUITY	5,360,510

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,843,728

See notes to financial statements

CHINA AGRO SCIENCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $)

	YEAR ENDED SEPTEMBER 30,
	2006	2005
	Restated

SALES	$12,749,788	$-

COST OF SALES (Note 8)	9,837,089	-

GROSS PROFIT	2,912,699	-

COSTS AND EXPENSES:
General and administrative expenses	914,385	287,204
Interest expense	66,756	-

TOTAL COSTS AND EXPENSES	981,141	287,204

NET INCOME (LOSS)	$1,931,558	$(287,204)

BASIC AND DILUTED EARNINGS PER COMMON SHARE	$0.097	N/A

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	20,000,000	N/A

See notes to financial statements

CHINA AGRO SCIENCES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(U.S. $)

COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT) Restated	OTHER COMPREHENSIVE INCOME Restated	TOTAL Restated

BALANCE – SEPTEMBER 30, 2004	$3,738,900	$-	$(271,692)	$(802)	$3,466,406

Net loss	-	-	(287,204)	20,227	(266,977)

BALANCE – SEPTEMBER 30, 2005	3,738,900	-	(558,896)	19,425	3,199,429

Common stock, $0.001 par value, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding	20,000	-	-	-	20,000

Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-	-	-	-	-

Effect of stock splits and return of shares	(3,738,900)	3,738,900	-	-	-

Foreign currency translation adjustment	-	-	-	209,523	209,523

Net income	-	-	1,931,558	-	1,931,558

BALANCE – SEPTEMBER 30, 2006	$20,000	$3,738,900	$1,372,662	$228,948	$5,360,510

See notes to financial statements

CHINA AGRO SCIENCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $)

	YEAR ENDED SEPTEMBER 30,
	2006 2005
	Restated
OPERATING ACTIVITIES:
Net income (loss)	$1,931,558	$(287,204)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation	420,667	236,918
Changes in operating assets and liabilities:
Accounts receivable	(2,013,529)	11,397
Inventories	(274,069)	125,830
Prepaid expenses	35,560	(9,897)
Other current assets	(6,036)	142,979
Accounts payable	691,793	434,240
NET CASH PROVIDED BY OPERATING ACTIVITIES	785,944	654,263

INVESTING ACTIVITIES:
Government grant for property and equipment purchase	349,888	-
Acquisition of property and equipment	(317,958)	(632,826)
NET CASH USED IN INVESTING ACTIVITIES	31,930	(632,826)

FINANCING ACTIVITIES:
Short-term bank loan	-	(363,000)
Loan from local government	-	311,066
Loans from affiliated company	(1,036,017)	69,244
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,036,017)	17,310

EFFECT OF EXCHANGE RATE ON CASH	244,710	20,227

INCREASE IN CASH	26,567	58,974

CASH – BEGINNING OF YEAR	77,250	18,276

CASH – END OF YEAR	$103,817	$77,250

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$66,707	$-
Non-cash financing activities:
Sale of inventory to an affiliated company in repayment of debt	$-	$125,393

See notes to financial statements

CHINA AGRO SCIENCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

1           NATURE OF OPERATIONS AND ACCOUNTING POLICIES

Merger transaction

On February 10, 2006, the Company entered into a letter of intent with the stockholders of DaLian RunZe Chemurgy Co., Ltd. (“DRC” or the “Purchasers”).  The Purchasers agreed to pay a total of $515,000 to the Company and the Company’s controlling stockholders, including the Lebrecht Group, APLC (“TLG”), legal counsel for the Company.  Upon signing the letter of intent, the Purchasers paid $300,000 as a deposit and the remaining amount was paid at the closing of the transaction.  Subsequent to entering into this letter of intent, the Purchasers were replaced with China Agro Sciences Corp., (“China Agro”) a Florida corporation, and the terms of the letter of intent remained the same.

On March 15, 2006, the Company entered into an Agreement and Plan of Merger with China Agro whereby, at the closing, China Agro will merge with DaLian Acquisition Corp. (“DaLian”), a wholly-owned subsidiary of the Company formed in 2006 (the “Merger Agreement”),  The transaction closed on May 1, 2006, at which time, in accordance with the Merger Agreement, DaLian Holding Corp. (“DHC”) merged into DaLian, whereby DHC remained the surviving entity and DaLian ceased to exist.  Upon this merger, the Company issued 13,449,488 shares of its common stock to the former stockholders of DHC.

In addition, certain of the DHC stockholders acquired 5,500,000 shares of the Company from the then majority stockholder, director and sole officer and his holding company.  Following the closing, the DHC stockholders owned 18,949,488 shares of the Company’s common stock, or 94.7% of the Company’s outstanding 20,000,000 shares.  As a result of the DHC transaction, the Company terminated their status as a business development company and, through DHC, began specializing in the sale and distribution of pesticides and herbicides.  The Company’s only operations after this transaction are conducted through their wholly-owned subsidiary (Ye Shen) which controls the assets and operations of Runze, an entity with operations in the People’s Republic of China (“PRC”).

The above transaction was accounted for as a reverse merger and, accordingly, DHC is considered to be the surviving entity.

Business description

The Company specializes in the manufacturing, sale and distribution of herbicides and pesticides to reduce or eliminate the amount of agricultural produce lost to plant diseases and insects.  Their manufacturing and distribution operations are based in the PRC, which is where all of the Company’s sales to date have occurred.

Accounting methods

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a fiscal year ending on September 30th.

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.

Cash

The Company maintains cash with financial institutions in the PRC and Hong Kong.

Inventories

Inventories, consisting of raw materials, are valued at the lower of cost as determined by the first-in, first-out method or market.

Property and equipment

Property and equipment are recorded at cost.  Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method for financial reporting purposes, whereas accelerated methods are used for tax purposes.

Maintenance, repairs and minor renewals are charged to expense when incurred. Replacements and major renewals are capitalized.

Deferred income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109") which requires that deferred tax assets and liabilities be recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  In addition, SFAS 109 requires recognition of future tax benefits, such as carryforwards, to the extent that realization of such benefits is more likely than not and that a valuation allowance be provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Currency translation

Since the Company operates primarily in the PRC, the Company=s functional currency is the Chinese Yuan (RMB). Revenue and expense accounts are translated at the average rates during the period, and balance sheet items are translated at year-end rates.  Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of stockholders= equity.  Gains and losses from foreign currency transactions are recognized in current operations.

Research and development costs

Research and development costs are charged to expense as incurred.  Research and development costs charged to operations for the years ended September 30, 2006 and 2005 aggregated $ 0 and $287,204, respectively.

2	PROPERTY AND EQUIPMENT

A summary of property and equipment and the estimated lives used in the computation of depreciation and amortization as of September 30, 2006 is as follows:

	AMOUNT	LIFE

Machinery and equipment	$2,121,078	5 - 10 years
Furniture, fixtures and office equipment	19,961	5 - 7 years
Building and building improvements	4,021,868	40 years
Automobile	26,910	5 years
	6,189,817
Accumulated depreciation	884,014
	$5,305,803

3           DUE TO AFFILIATED COMPANY

This amount is non-interest bearing and due on demand.

4           LONG-TERM DEBT

The Company entered into a loan agreement in July 2005.  This obligation bears interest at 0.3% over the prime rate in effect in the PRC and is payable interest only through July 2009, followed by annual principal installments of approximately 233,000 RMB ($29,000) commencing in August 2010, plus interest.

Future principal loan payments are as follows:

Year ended September 30th (using current year exchange rates)
2010	$ 29,397
2011	29,397
Thereafter	264,573

5           GRANTS FROM LOCAL GOVERNMENT

The Company has received grants from the local government during the year ended September 30, 2006 totaling $349,888 which amount was credited to property and equipment.

6           INCOME TAX STATUS

No provision for income taxes has been made, since the Company is not subject to income tax during the first two years of operations in China. However, had the Company been subject to income taxes in China during the year ended September 30, 2006, it would have been subject to an income tax rate of 27% of net income, which would have totaled approximately $520,000.

7           EARNINGS PER SHARE

Outstanding shares prior to March 15, 2006, the date of the merger, are undeterminable.  The total shares issued are therefore used as the average shares outstanding.

8           RELATED PARTY TRANSACTIONS

The Company utilized the manufacturing facilities of DRC to manufacture all of its products during the year ended September 30, 2006.  DRC is controlled by the sole officer and director of the Company.  The Company incurred costs of $174,000 in connection with this agreement for the year ended September 30, 2006.

The Company believes that the costs to manufacture the products may have been $1.5 Million to $2.0 Million higher if an unrelated party manufactured the goods.

The Company had various advances and repayments to/from DRC.  The net amounts paid for the years ended September 30, 2006 was $1,036,017.

9           COMMITMENTS AND CONTINGENCIES

a)           All of the Company’s sales for the year ended September 30, 2006 were made to one customer.

b)           The Company’s manufacturing facilities have not been granted the necessary operating environmental permits.  Additionally, the facilities do not meet the quality control procedures required by its sole customer (see above paragraph).

10	RISK FACTORS

Vulnerability due to Operations in PRC

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC.  Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions.  There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible.  The People’s Bank of China or other banks are authorized to buy and sell foreign currencies at the exchange rates quoted by the People=s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk is primarily cash and accounts receivable.  As of September 30, 2006, substantially all of the Company’s cash was managed by financial institutions.

Substantially all sales were made to one customer and all accounts receivable were from one customer.

Other Risks

The Company conducts business in an industry that is subject to a broad array of environmental laws and regulations.  The Company’s costs to comply with these laws and regulations are charged to expense as incurred.

Since the Company has its primary operations in the PRC, the majority of its revenues will be settled in RMB, not U.S. Dollars. Due to certain restrictions on currency exchanges that exist in the PRC, the Company’s ability to use revenue generated in RMB to pay any dividend payments to it shareholders may be limited.

11           SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

----------------------------------------------Quarter---------------------------------------------------------------------------
First	Second	Third	Fourth	TOTAL

2006

Revenue	$986,894	$4,827,290	$4,094,201	$2,841,403	$12,749,788

Operating income	169,038	1,060,959	786,506	(84,945)	1,931,558

Net income	169,038	1,060,959	786,506	(84,945)	1,931,558

Basic and diluted earnings per common share	N/A	N/A	0.039	0.004

12           RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The restated financial statements reflect:

1.           The reclassification as a reduction of fixed assets of $349,888 of a government grant that was originally accounted for as income and the related reduction in depreciation expense of $34,989.

2.           After further review of the related documents, it was determined that $323,363 of the government grant that was originally accounted for as income was due to be repaid and, accordingly, was reclassified to long-term debt (see Note 4).

3.           The determination by the Company that it had been charged for an entire year of equipment rental from an affiliate, whereas it only had use of the equipment for four months.

The following tables present a summary of the effects of the restatement adjustments on the Company’s consolidated balance sheets at September 30, 2006 and the consolidated statements of operations for the years ended September 30, 2006 and 2005, and the consolidated statements of cash flows for the years ended September 30, 2006 and 2005:

CHINA AGRO SCIENCES CORP.
BALANCE SHEET

	FILED WITH 10K		RESTATED
	SEPTEMBER 30,	ADJUSTMENTS	SEPTEMBER 30,
	2006		2006
ASSETS
CURRENT ASSETS:
Cash	103,817		103,817
Accounts receivable	2,013,529		2,013,529
Inventory	399,636		399,636
Other current assets	20,943		20,943

TOTAL CURRENT ASSETS	2,537,925		2,537,925

PROPERTY AND EQUIPMENT, NET OF
ACCUMULATED DEPRECIATION	5,620,703	(314,900)	(a) 5,305,803

TOTAL ASSETS	8,158,628	(314,900)	7,843,728

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	1,815,719		1,815,719
Due to affiliated company	694,136	(350,000)	(b) 344,136

TOTAL CURRENT LIABILITIES	2,509,855	(350,000)	2,159,855

LONG-TERM DEBT		323,363	(c) 323,363

TOTAL LIABILITIES		(26,637)	2,483,218

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 100,000,000 shares
authorized, 20,000,000 shares issued and outstanding	20,000		20,000
Additional paid in capital	3,738,900		3,738,900
Retained earnings	1,643,908	(271,246)	(d) 1,372,662
Accumulated other comprehensive income	245,965	(17,017)	(e) 228,948

TOTAL STOCKHOLDERS' EQUITY	5,648,773	(288,263)	5,360,510

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,158,628	(314,900)	7,843,728

(a) Reclassification of the government grant of $349,888 which was specifically made to subsidize the acquisition of fixed assets and the related accumulated depreciation of $34,988

(b) Adjust accrual for equipment leased from related company

(c) Reclassification of government grant to long term debt

(d) Net effect of adjustments on income.

(e) Changes on foreign currency translation adjustment because the change of net income.

CHINA AGRO SCIENCES CORP.
STATEMENTS OF OPERATIONS

FILED WITH 10K			RESTATED
SEPTEMBER 30,	ADJUSTMENTS		SEPTEMBER 30,
2006			2006

REVENUE	12,749,788		12,749,788

COST OF SALES	10,187,089	(350,000) (f)	9,837,089

GROSS PROFIT	2,562,699	350,000	2,912,699

COSTS AND EXPENSES:
General and administrative expenses	1,015,634	(101,249) (g)	914,385
Government grant	(655,739)	655,739 (h)
Interest expense	66,756	(i)	66,756

TOTAL COSTS AND EXPENSES	359,895	621,246	981,141

NET INCOME (LOSS)	2,202,804	(271,246) (j)	1,931,558

(f)	Adjust accrual for equipment leased from related company

(g)	Reclassification of the accumulated depreciation related to government grant of $34,493 and segregate interest expense from general and administrative expense of $66,756

(h)	Reclassification of government loan and grant

(i)	Segregate interest expense from general and administrative expense

(j) Net effect of adjustments on income

CHINA AGRO SCIENCES CORP.
STATEMENTS OF CASH FLOWS

	FILED WITH 10K		RESTATED
	SEPTEMBER 30,	ADJUSTMENTS	SEPTEMBER 30,
	2006		2006
OPERATING ACTIVITIES:
Net income (loss)	2,202,804	(271,246)	(l) 1,931,558
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation of property and equipment	454,948	(34,281)	(m) 420,667
Adjustments to reconcile net loss to net
cash used in operating activities:
Accounts receivable	(2,013,529)		(2,013,529)
Inventory	(274,069)		(274,069)
Prepaid expenses	35,560		35,560
Other current assets	(6,036)		(6,036)
Accounts payable	691,793		691,793

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,091,471	(305,527)	785,944

INVESTING ACTIVITIES:
Government grant to purchase equipment	-	349,888	(n) 349,888
Acquisition of property and equipment	(317,958)	-	(317,958)

NET CASH USED IN INVESTING ACTIVITIES	(317,958)	349,888	31,930

FINANCING ACTIVITIES:
Grants from local government	(311,066)	311,066	(o) -
Loans from affiliated company	(686,017)	(350,000)	(p) (1,036,017)
NET CASH USED IN FINANCING ACTIVITIES	(997,083)	(38,934)	(1,036,017)

EFFECT OF EXCHANGE RATES ON CASH	250,137	(5,427)	(q) 244,710

INCREASE ( DECREASE ) IN CASH	26,567	-	26,567

CASH - BEGINNING OF PERIOD	77,250		77,250

CASH - END OF PERIOD	103,817	-	103,817

(l) Net effect of adjustments on income.

(m) Reclassification of the accumulated depreciation related to government grant

(n) Reclassification of the government grant which was specifically made to subsidize the acquisition of fixed assets

(o) Reclassification of government grant to long term debt

(p) Adjust accrual for equipment leased from related company

(q) Changes on foreign currency translation adjustment because the change of net income.

Schedule 1 – Condensed Financial Information of Registrant

CHINA AGRO SCIENCES CORP.
BALANCE SHEET
SEPTEMBER 30, 2006

ASSETS

INVESTMENT IN SUBSIDIARIES	$5,360,510

TOTAL ASSETS	$5,360,510

LIABILITIES AND STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY	$5,360,510

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,360,510

CHINA AGRO SCIENCES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2006

INCOME FROM EARNINGS OF SUBSIDIARIES	$1,931,558

NET INCOME BEFORE INCOME TAXES	$1,931,558

CHINA AGRO SCIENCES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2006

OPERATING ACTIVITIES:
Net income	$1,931,558
Adjustments to reconcile net income to net
cash provided by operating activities:
Earnings of subsidiaries	(1,931,558)
NET CASH PROVIDED BY OPERATING ACTIVITIES	-

CASH – BEGINNING OF PERIOD	-

CASH – END OF PERIOD	$-